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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Tabak Roberts Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joel Miller (212) 867-5546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member of the Managing Member

Title

Notary Public

...ARY PUBLIC, State of N...
11-4645964, Qualified in Suffolk ...
Certificate Filed in New York Co...
...ommission Expires 01-31-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS AND INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2006

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 - 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 17, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Miller Tabak Roberts Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 718,234
Due from brokers and dealers	10,890,201
Securities owned, at market value	6,693,729
Fixed assets, net of accumulated depreciation and amortization of $163,198	363,077
Other assets	313,502
Total assets	$18,978,743

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 5,774,571
Accrued compensation and other liabilities	5,841,912
	11,616,483
Commitments and contingencies	
Subordinated notes	1,000,000
Members' equity	6,362,260
Total liabilities and members' equity	$18,978,743

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2006

Revenues	
Net realized and unrealized gains on trading activities	$23,095,123
Commissions	2,424,917
Dividends, interest and other	490,064
	26,010,104
Expenses	
Employee compensation and benefits	20,133,533
Communications and technology	2,447,872
Clearance and floor brokerage fees	1,347,951
Occupancy	775,025
Professional and consulting fees	525,345
Shared administrative and clerical personnel	946,857
Business development	375,281
Interest expense	79,168
Taxation expenses	17,748
Other	630,275
	7,279,055
NET LOSS	$ (1,268,951)

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2006

Balance at December 31, 2005	$ 8,455,080
Net loss	(1,268,951)
Distributions to members	(823,869)
Balance at December 31, 2006	$ 6,362,260

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2006

Balance at December 31, 2005	$ 2,000,000
Issuances	1,000,000
Paydowns	(2,000,000)
Balance at December 31, 2006	$ 1,000,000

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$(1,268,951)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation of fixed assets	138,829
Stock-based compensation	33,360
Decrease (increase) in assets	
Due from brokers and dealers	481,692
Securities owned, at market value	(5,086,984)
Other assets	179,383
Increase (decrease) in liabilities	
Securities sold, not yet purchased, at market value	4,803,326
Accrued compensation and other liabilities	222,161
Net cash used in operating activities	(497,184)
Cash flows from investing activities	
Purchases of fixed assets	(86,523)
Net cash used in investing activities	(86,523)
Cash flows from financing activities	
Distributions to members	(823,869)
Net repayment of subordinated loan	(1,000,000)
Net cash used in financing activities	(1,823,869)
Net decrease in cash	(2,407,576)
Cash at beginning of year	3,125,810
Cash at end of year	$ 718,234
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 82,633
Taxes	$ 35,396

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. MTR Capital Corp., a New York corporation, is the parent, which owns 76.2% of the Company and acts as the managing member. Profits, losses and distributions are allocated among the members on a pro rata basis based on ownership interests. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt) as well as trading in distressed and bankrupt securities.

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net realized and unrealized gains on trading activities in the statement of income. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market markers that regularly trade similar securities.

The fair values of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the statement of financial condition.

NOTE C - DUE FROM BROKERS AND DEALERS

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the Clearing Broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2006, the Company had no margin debt.

NOTE D - NET CAPITAL

MTR is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($5,841,912 as of December 31, 2006) or $100,000. At December 31, 2006, MTR had net capital of $5,623,549, which was $5,243,089 in excess of the amount required.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consisted of the following:

	December 31, 2006
Securities owned, at market value	
Corporate bonds	$6,483,172
Equity securities	210,557
	$6,693,729
Securities sold, not yet purchased, at market value	
Corporate bonds	$5,455,584
Equity securities	318,987
	$5,774,571

NOTE E (continued)

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance-sheet risk.

At December 31, 2006, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Broker and therefore are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issue by a major insurance provider.

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2006.

NOTE G - CONTINGENCIES

From time to time in the normal course of business, the Company may be a party to various litigation matters. While the ultimate legal and financial liability of the Company, if any, with respect to

NOTE G (continued)

such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE H - COMMITMENTS

The Company is committed to pay rent for office space under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments under operating lease agreements are as follows:

2007	$539,093
2008	323,843
2009	-
2010	-
2011	-
Thereafter	-
	$862,936

NOTE I - RELATED PARTY TRANSACTIONS

On December 8, 2004, MTR and Miller Tabak + Co., LLC ("MT"), a minority investor in MTR, agreed to terminate the existing Facilities Management Agreement between the parties. Effective January 1, 2006, a cost sharing arrangement was adopted whereby MTR and MT agreed to share the cost of certain administrative services and employees, as outlined in the new arrangement. Under this arrangement, certain of the administrative services previously furnished by MT are now directly provided by the Company. Additionally, the Company compensates MT for the costs associated with certain shared employees and services. These employees are primarily responsible for providing technology, telecommunications, reception and messenger services.

For the year ended December 31, 2006, the Company incurred shared expenses of $946,857.

NOTE J - INCOME TAXES

The Company is not subject to Federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax and Texas Corporation Franchise Tax.

NOTE K - SUBORDINATED NOTE

Borrowings subordinated to the claims of general creditors totaled $1 million at December 31, 2006. The loans bear interest at 5% per annum from the effective date and have a scheduled maturity of July 17, 2007. The total accrued, but unpaid, interest expense related to the subordinated borrowings was $24,168 for the year ended December 31, 2006.

Effective July 19, 2004, the Company entered into a subordinated loan agreement with MTR Capital Corp. which was repaid in 2006 at maturity. This subordinated loan was replaced by two loans of $500,000 from each of the two senior managing directors. These notes are subordinated to all existing and future claims of all nonsubordinated creditors of the Company and are included in the Company's net capital pursuant to the SEC's Uniform Net Capital Rule. The notes may be repaid only if, after giving effect to such repayments, the Company meets its net capital requirements.



SUPPLEMENTARY INFORMATION

Miller Tabak Roberts Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Total members' equity	$6,362,260	
Subordinated notes	1,000,000	$7,362,260
Nonallowable assets		
Nonmarketable securities	634,326	
Other	646,890	
Total nonallowable assets		1,281,216
Net capital before haircuts on securities positions		6,081,044
Haircuts on securities positions		
Debt securities	174,741	
Other securities	106,706	
Securities denominated in a foreign currency	176,048	
Total haircuts on securities positions		457,495
Net capital		5,623,549
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $5,841,912 or $100,000)		389,460
Excess net capital		$5,234,089
Ratio of aggregate indebtedness to net capital		1.04 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2006.

Miller Tabak Roberts Securities, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

December 31, 2006

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.



SUPPLEMENTARY REPORT

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Miller Tabak Roberts Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Miller Tabak Roberts Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

) Broad Street
5th Floor
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 17, 2007

END